NEWS RELEASE	04-001 Date: February 10, 2004 Contact:
& Q4 INTERIM REPORT	Investor/Media Relations:
Richard Downey
Tel: (403) 225-7357
Fax: (403) 225-7609
Fourth quarter results reflect continuing
strength in the fertilizer sector	E-mail: investor@agrium.com
Website: www.agrium.com
ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that net earnings for the fourth quarter of 2003, excluding a loss due to the carrying cost reduction to its Kenai, Alaska nitrogen facility, were $31-million ($0.22 diluted earnings per share), slightly above the market consensus and well above the $12-million net earnings ($0.07 diluted earnings per share) for the same quarter in 2002. Inclusion of the previously announced carrying cost reduction to Kenai resulted in a net loss for the fourth quarter ended December 31, 2003, of $109-million ($0.89 diluted loss per share).

“Our operating results continue to reflect the ongoing strength in the fertilizer sector as average prices for all three nutrients have increased considerably. Our wholesale margins for our main products increased compared to the third quarter of 2003,” said Mike Wilson, Agrium’s President and CEO. “It is unfortunate that our strong results were negatively impacted by the reduction in carrying cost to Kenai. However, we have ended 2003 in a strong financial position and anticipate fertilizer markets will remain tight through the spring season.”

For the first half of 2004, Agrium anticipates the trend in year-over-year improved results to continue.

KEY DEVELOPMENTS

Grain and oilseed prices rose significantly over the past month on news from the U.S. Department of Agriculture that inventories were tighter than originally expected, and reports that China may require additional grain and oilseed imports. NYMEX natural gas prices averaged $4.58/MMBtu in the fourth quarter, while Agrium’s average natural gas cost was $3.31/MMBtu. Despite the relatively high NYMEX natural gas price, there has been no significant change to North American nitrogen operating rates over the past six months given the strong nitrogen prices.

•	The carrying cost of Agrium’s Kenai, Alaska facility was revised, resulting in a non-cash, after tax charge of $140-million.

•	North America Wholesale EBIT for the fourth quarter (excluding the carrying cost reduction at Kenai) was $62-million, this compares against $39-million during the same quarter in 2002.

•	Profertil’s nitrogen margins were $144/tonne in the fourth quarter, an increase of $11/tonne over the previous quarter and more than double the level in the fourth quarter of 2002. This was due to continued high global prices and low production costs.

•	Convertible redeemable preferred securities in the amount of $50-million were converted into common shares in January of 2004, which resulted in the issuance of an additional 4.18 million common shares. This will have no impact on earnings per share on a diluted basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED RESULTS

Agrium’s consolidated net loss for the fourth quarter of 2003 was $109-million compared to net earnings of $12-million for the same quarter 2002. Diluted loss per share for the quarter was $0.89 compared to diluted earnings per share of $0.07 for the fourth quarter of 2002. Before the Kenai asset impairment, Agrium had net earnings of $31-million or $0.22 diluted earnings per share for the quarter.

Earnings (loss) before interest and income taxes (EBIT) was a loss of $168-million for the fourth quarter of 2003, compared to earnings of $26-million during the same period in 2002. This decrease in EBIT is attributable to the pre-tax $235-million Kenai asset impairment which was partially offset by improved profitability in the Wholesale operations.

Consolidated net loss for year-end 2003 was $21-million compared to break-even results for 2002. Diluted loss per share for year-end 2003 was $0.25, compared to $0.08 diluted loss per share for 2002. Excluding the Kenai asset impairment, Agrium had 2003 annual net earnings of $119-million or $0.82 diluted earnings per share.

Business Unit Discussion

North America Wholesale

•	Wholesale fourth quarter EBIT, excluding the Kenai asset impairment, was up $23-million compared to the fourth quarter of 2002, as Agrium’s averaged realized selling price for nitrogen increased 43 percent. Nitrogen prices rose significantly due to tightening global supply as a result of shutdowns by some North American producers, coupled with an increase in demand as a result of improving agricultural fundamentals. Excluding the Kenai asset impairment, 2003 year-end EBIT reached $186-million compared to $40-million in 2002.

North America Retail

•	EBIT for the fourth quarter was down $1-million compared to the same period in 2002. This was largely due to higher selling costs compared to the prior year. North America Retail achieved its seventh consecutive record year of EBIT, totaling $64-million, an increase of $12-million over 2002.

South America Wholesale

•	Wholesale EBIT for the fourth quarter increased by $15-million over the previous year. This was a result of higher international nitrogen prices. EBIT reached $63-million for year-end 2003, compared to a loss of $2-million for the same period in 2002.

South America Retail

•	EBIT for Retail decreased $6-million from the same quarter in 2002, primarily due to foreign exchange effects along with increased transaction taxes. Excluding the Kenai asset impairment, South America Retail was the only business segment to register a decline in year-over-year EBIT, ending the year with EBIT of $2-million, compared to the foreign exchange aided $25-million for year-end 2002.

Financial

Cash flow from operating activities for the fourth quarter was $69-million compared to $119-million for the same quarter in 2002. This decrease in cash flow from operations was due to an increase in working capital resulting from higher accounts receivable, partially offset by higher accounts payable. As a result of our favourable cash position, we did not use our accounts receivable securitization program at year-end, 2003, compared to the $114-million in cash generated by this program at year-end, 2002.

Selling, general and administrative expenses for the fourth quarter of 2003 were up $19-million over the fourth quarter of 2002. Selling expenses comprised $11-million, primarily related to higher activity in both North America and South America Retail. General and Administrative expenses were up $8-million, largely related to staff incentive payouts and the foreign exchange effect of a stronger Canadian dollar. Segmented results for the Business Units were affected in the fourth quarter of both 2003 and 2002 as a result of reallocation of general and administrative costs, primarily affecting North America Wholesale and Corporate.

Earnings excluding carrying cost reduction and EBIT excluding carrying cost reduction are not recognized measures under GAAP. Earnings excluding carrying cost reduction are determined by adding to net earnings (loss) the expense shown in our financial statements for asset impairment. EBIT excluding carrying cost reduction is determined by adding the asset impairment to earnings before interest expense and income taxes. We consider the exclusion of the carrying cost reduction from these measures to be useful as the carrying cost reduction does not directly relate to operations for 2003.

OUTLOOK

As Agrium looks toward the first half of 2004, there are a number of factors that may positively impact first half results:

•	Prices for ammonia are expected to remain high during the first quarter of 2004. North American urea prices are also expected to remain strong through the spring season.

•	China’s net exports for urea were over two million tonnes for 2003. Its export activity is expected to slow into the first half of 2004.

•	U.S. urea production was down 28 percent in 2003 compared to the previous year, while producer urea inventories ended the year 36 percent lower. In Canada, urea production was down 13 percent and ending inventories down three percent, which contributed to the current tight supply situation. The North American nitrogen supply/demand situation is expected to remain tight into the spring, with nitrogen imports to remain high in order to meet anticipated strong demand.

•	Relatively high natural gas prices in 2004 are expected to prevent the estimated 20 percent of North American nitrogen capacity that has been curtailed for the past six months from coming back on-stream.

•	Phosphate prices are up 19 percent from the recent lows in October 2003. Some of this increase has been offset by the rise in the price of ammonia as an input cost. Inventories remain low, and the recent higher prices are expected to hold into the spring.

•	Potash prices increased during the second half of 2003 and further increases in prices have been announced, partly due to higher costs. These price increases should bring margins back to more historical levels.

•	Industry analysts estimate U.S. farm income rose 32 percent in 2003 to $65-billion. This is largely a result of a good harvest and increased government payments in 2003.

•	Grain prices are expected to trend upward into 2004 as a result of a continuing record low global stocks-to-use ratio. Corn prices have strengthened due to firm demand and lower than expected U.S. production.

•	Industry analysts anticipate U.S. corn and soybean acreage to increase in 2004, with a decline in wheat acreage and a significant increase in cotton area. This should support U.S. fertilizer use in 2004.

•	Argentina and Brazil continue to expand cropped acreage and have planted a record soybean crop in 2003. Brazil has experienced some crop disease problems in soybeans during the past planting season which should favour increased use of rotations into more nitrogen intensive crops such as wheat and corn. The agricultural sector in both countries remains very strong with increased demand for crop inputs.

Offsetting these positive indicators are some negative factors that may adversely impact first half results:

•	The continuation of high and volatile North American natural gas prices could negatively impact North America Wholesale’s margins, to the extent that higher natural gas prices are not fully reflected in selling prices.

•	Any further strengthening in the Canadian dollar in the first quarter would negatively impact Agrium’s cost of production for Canadian operations.

•	The ban on beef exports by key trading partners as a result of Bovine Spongiform Encephalopathy (BSE) has had a negative impact on Canadian farm income in 2003. There has been no major impact on fertilizer demand to date.

•	The impact of BSE on the U.S. agriculture sector is likely to be small, as the U.S. exports only approximately 10 percent of their total beef supply. However, there may be some negative impact on U.S. farm income for 2004 as cattle prices initially dropped by 20 percent following the announcement of a case of BSE in the U.S.

•	Soil conditions in Western Canada remain very dry. While moisture early in the first quarter is not a critical indicator of moisture levels in the spring, Western Canada requires above-average precipitation in order to have adequate moisture for spring planting in 2004.

OTHER

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, the outcome of the dispute between the Corporation and Unocal, the future gas prices and availability at Kenai, the exchange rates for US, Canadian and Argentine currencies, the outcome of the Argentine gas price negotiations, Argentine domestic fertilizer consumption, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates.

A WEBSITE SIMULCAST of the 2003 4th Quarter Conference Call will be available in a listen-only mode beginning Wednesday, February 11th at 8:00 a.m. MST (10:00 a.m. EST). Please visit the following website: www.agrium.com

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars except per share information)
(Unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,

	2003	2002	2003	2002

Sales	$677	$538	$2,630	$2,198
Direct freight	40	31	131	115

Net sales	637	507	2,499	2,083
Cost of product	433	365	1,760	1,564

Gross profit	204	142	739	519

Expenses
Selling, general and administrative	82	63	286	246
Depreciation, depletion and amortization	39	40	140	148
Asset impairment (note 3)	235	—	235	—
Royalties and other taxes	4	5	17	19
Other expenses and Argentine charges	12	8	40	42

	372	116	718	455

Earnings (loss) before interest expense and income taxes	(168)	26	21	64
Interest on long-term debt	14	13	58	59
Other interest	1	3	5	9

Earnings (loss) before income taxes	(183)	10	(42)	(4)

Current income taxes (recovery)	(13)	(15)	22	(21)
Future income taxes (reduction)	(61)	13	(43)	17

Income taxes	(74)	(2)	(21)	(4)

Net earnings (loss)	(109)	12	(21)	—
Retained earnings — beginning of period	264	189	191	245
Change in accounting policy (Note 2)	—	—	—	(29)
Common share dividends declared	(7)	(7)	(14)	(14)
Preferred securities dividends	(3)	(3)	(11)	(11)

Retained earnings — end of period	$145	$191	$145	$191

Earnings (loss) per share (note 6)
Basic and diluted	$(0.89)	$0.07	$(0.25)	$(0.08)

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,

	2003	2002	2003	2002

Operating:
Net earnings (loss)	$(109)	$12	$(21)	$—
Depreciation, depletion and amortization	39	40	140	148
Asset impairment (note 3)	235	—	235	—
Future income taxes (reduction)	(61)	13	(43)	17
Foreign exchange and Argentine charges	(3)	(2)	(8)	14
Net change in non-cash working capital	(32)	56	(114)	45

Cash provided by operating activities	69	119	189	224

Investing:
Capital expenditures	(32)	(29)	(99)	(52)
Decrease (increase) in other assets	5	(9)	3	2
Proceeds from disposal of assets and investments	—	1	12	9
Net change in non-cash working capital	8	9	26	9
Other	1	15	7	3

Cash used in investing activities	(18)	(13)	(51)	(29)

Financing:
Common shares issued	5	1	6	108
Bank indebtedness repayment	—	(21)	(1)	(211)
Long-term debt issue (repayment)	(24)	5	(27)	(9)
Common share dividends paid	—	—	(14)	(14)
Preferred securities dividends paid	(3)	(3)	(11)	(11)

Cash used in financing activities	(22)	(18)	(47)	(137)

Increase in cash position	29	88	91	58
Cash and cash equivalents — beginning of period	171	21	109	51

Cash and cash equivalents — end of period	200	109	200	109

AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)
(Unaudited)

	As at
	December 31,

	2003	2002

ASSETS
Current assets
Cash and cash equivalents	$200	$109
Accounts receivable	314	187
Inventories	368	353
Prepaid expenses	60	35

	942	684
Capital assets	1,260	1,422
Other assets	71	85

	$2,273	$2,191

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	$—	$1
Accounts payable and accrued liabilities	404	340
Current portion of long-term debt	121	25

	525	366
Long-term debt
Recourse debt	503	604
Non-recourse debt — Profertil	111	132

	614	736
Other liabilities (note 2)	181	160
Future income taxes	132	165

	1,452	1,427
Shareholders’ equity
Share capital
Authorized: unlimited common shares and preferred securities
Issued:
Common shares: 2003 — 127 million (2002 — 126 million)	490	484
Preferred securities:
8% Redeemable 2003 — 7 million (2002 — 7 million)	172	171
6% Convertible, redeemable 2003 — 2 million (2002 — 2 million) (note 4)	50	50
Contributed surplus (note 2)	1	—
Retained earnings	145	191
Cumulative translation adjustment	(37)	(132)

	821	764

	$2,273	$2,191

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the year ended December 31, 2003
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

The Corporation’s accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended December 31, 2002. In management’s opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

The interim consolidated financial statements include the accounts of Agrium Inc. and its subsidiaries.

FOREIGN CURRENCY TRANSLATION

Effective October 1, 2003, foreign currency translation of the Corporation’s South America Retail operations was prospectively changed from the current rate method due to a significant change in economic facts and circumstances. The functional currency changed from the Argentine Peso to U.S. dollars. The circumstances supporting the change include the transacting of sales in U.S. dollars and the reduction in banking restrictions in Argentina. From the effective date of change, the exchange gains and losses deferred in cumulative translation adjustment remain unless there is a reduction in the Corporation’s investment. The non-monetary balance sheet values at October 1, 2003 became the historic values going forward.

2.	CHANGES IN ACCOUNTING POLICY

STOCK-BASED COMPENSATION

In the fourth quarter of 2003, the Corporation expensed stock options on a prospective basis effective January 1, 2003. Prospective adoption requires the fair value of compensation cost related to stock options granted in 2003 be expensed in the financial statements over the vesting period. The liability for stock options that have been expensed is recorded in contributed surplus until the options are exercised. For stock options granted prior to 2003, the Corporation will continue to provide pro-forma disclosure of the effect on net earnings (loss) and earnings (loss) per share had the fair value been expensed.

ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2003, the Corporation early-adopted the new Canadian accounting standard for asset retirement obligations. Previously, when the cost of site restoration exceeded the salvage value of the asset, the Corporation accrued for retirement costs systematically to the expected settlement amount in the year the obligation was anticipated to settle. Under the new accounting policy, the Corporation recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be determined. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and the asset is depreciated over the asset’s estimated useful life.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the year ended December 31, 2003
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

The change in accounting policy was recorded retroactively. The effect of adoption on the balance sheet as at January 1, 2003 and 2002 is presented below as increases (decreases):

	2003	2002

Asset retirement cost, included in capital assets	$28	$28
Accumulated depreciation on capital assets	6	4
Asset retirement obligations, included in other liabilities	35	33
Site restoration and reclamation, formerly included in other liabilities	(15)	(9)
Long-term future income tax liabilities	2	—
Opening retained earnings	$—	$—

Comparative consolidated balance sheets have been restated. Site restoration and reclamation expense recorded under the accounting policy for prior periods approximated the depreciation and accretion expense under the retroactive application of the new accounting policy. As a result, prior period statements of operations were not restated.

The Corporation recognizes asset retirement obligations associated with nitrogen, phosphate and potash production facilities, marketing and distribution facilities and phosphate and potash mine assets. These obligations generally relate to dismantlement and site restoration.

A reconciliation between the opening and closing asset retirement obligation balances is provided below:

	2003	2002

Balance, beginning of year	$35	$33
Foreign exchange translation	5	—
Accretion, included in other expense	3	2

Balance, end of year	$43	$35

The Corporation estimates that the undiscounted cash flow required to settle the asset retirement obligation is approximately $216-million, which will be settled between 2004 and 2080.

GOODWILL AND OTHER INTANGIBLE ASSETS

Effective January 1, 2002, the Corporation adopted the new accounting standard for goodwill. This standard requires that goodwill be subject to an annual impairment test rather than being amortized. In 2002, the Corporation completed the transitional impairment test using a discounted cash flow method for the reporting unit that includes goodwill. The results of the test indicated that goodwill recorded in the Corporation’s phosphate business, which was included in the reportable segment entitled “North America Wholesale,” was impaired. The amount of the impairment represented the entire goodwill balance of $45-million or $29-million net of tax. The resulting impairment loss was recognized as a change in accounting policy and charged to retained earnings as of January 1, 2002.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the year ended December 31, 2003
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

3.	CAPITAL ASSETS

In the fourth quarter of 2003, the Corporation’s Kenai, Alaska, nitrogen facility in the reportable segment entitled “North America Wholesale” was determined to be impaired in the amount of $235-million ($140-million net of tax). The asset impairment was calculated as the difference between the carrying amount and the fair value of the Kenai assets. The impairment loss was proportionately allocated to reduce the cost base of the facility’s asset categories.

4.	SHARE CAPITAL

On December 17, 2003, the Corporation issued a redemption notice on the outstanding $50-million six percent convertible, redeemable preferred securities. The holders of the securities had the right to elect conversion of the securities into common shares at a price of $11.9677 per share for a maximum issuance of an additional 4.18 million common shares or accept redemption. The redemption price was 103 percent of the principal amount, plus accrued and unpaid dividends. Subsequent to December 31, 2003, all holders of the securities elected to convert the securities into common shares at the stated conversion price.

5.	STOCK BASED COMPENSATION

As disclosed in note 2, the Corporation began prospectively expensing the fair value of stock options granted in 2003 over their vesting period. In accordance with the prospective method of adoption, the Corporation will record no compensation expense for stock options granted prior to January 1, 2003, and will continue to provide pro-forma disclosure of the effect on net earnings (loss) and earnings (loss) per share had the fair value been expensed. In 2003, the Corporation recognized total compensation expense of $1-million for stock options granted in 2003. The following table summarizes the pro-forma disclosure for stock options granted prior to 2003 that have not been expensed.

	Three months ended
	December 31,

	2003		2002

	As Reported	Pro forma	As Reported	Pro forma

Net earnings (loss)	$(109)	$(109)	$12	$10
Earnings (loss) per share
Basic and diluted	$(0.89)	$(0.89)	$0.07	$0.06

	Twelve months ended
	December 31

	2003		2002

	As Reported	Pro forma	As Reported	Pro forma

Net loss	$(21)	$(26)	$—	$(6)
Loss per share
Basic and diluted	$(0.25)	$(0.29)	$(0.08)	$(0.14)

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the year ended December 31, 2003
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

6.	EARNINGS (LOSS) PER SHARE

The following table summarizes the computation of net earnings (loss) per share:

	Three months ended		Twelve months ended
	December 31,		December 31,

	2003	2002	2003	2002

Numerator:
Net earnings (loss)	$(109)	$12	$(21)	$—
Preferred securities dividends (net of tax)	(3)	(3)	(11)	(11)

Numerator for basic earnings (loss) per share	(112)	9	(32)	(11)

Denominator:
Weighted average denominator for basic earnings per share	126	126	126	123

Dilutive instruments:
Stock options using the treasury stock method (a)	—	1	—	—
Preferred securities converted to common shares
$175-million, eight percent (a)	—	—	—	—
$50-million, six percent (note 4) (a)	—	—	—	—

Denominator for diluted earnings per share	126	127	126	123

Basic and diluted earnings (loss) per share	$(0.89)	$0.07	$(0.25)	$(0.08)

(a)	For diluted earnings (loss) per share, these dilutive instruments are added back only when the impact of the instrument is dilutive to basic earnings (loss) per share.

There were 127 million common shares outstanding at December 31, 2003 (2002 — 126 million). The average common shares outstanding during the fourth quarter of 2003 and 2002 were 126 million. As at December 31, 2003, the Corporation has outstanding approximately nine million options to acquire common shares.

7.	SEASONALITY

The fertilizer business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North America and after harvest in South America.

8.	SEGMENTED INFORMATION

The Corporation’s primary activity is the production and wholesale marketing of nitrogen, potash and phosphate and the retail sales of fertilizers, chemicals and other agricultural inputs and services. The Corporation operates principally in Canada, the United States and Argentina.

Net sales between segments are accounted for at prices which approximate fair market value and are eliminated on consolidation. The reportable segment entitled “Other” includes Corporate functions and inter-segment eliminations.

AGRIUM INC.
Segmented Earnings (Loss) Before Interest Expense and Income Taxes
(Millions of U.S. dollars)
(Unaudited)

		Three months ended December 31,

		2003

		North America		South America
		Wholesale	Retail	Wholesale	Retail	Other	Total

Net sales	— external customers	$401	$176	$30	$30	$—	$637
	— internal customers	29	—	1	—	(30)	—

	Total net sales	430	176	31	30	(30)	637
	Cost of product	320	112	9	23	(31)	433

	Gross profit	110	64	22	7	1	204
	Gross profit %	26%	36%	71%	23%	3%	32%
	Expenses:
	Selling, general and administrative	12	57	1	6	6	82
	Depreciation, depletion and amortization	29	5	4	—	2	40
	Asset impairment (note 3)	235	—	—	—	—	235
	Royalties and other taxes	3	1	—	—	—	4
	Other (income) expenses and Argentine charges	4	(5)	1	1	10	11

		283	58	6	7	18	372

	Earnings (loss) before interest expense and income taxes	$(173)	$6	$16	$—	$(17)	$(168)

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Three months ended December 31,

		2002

		North America		South America
		Wholesale	Retail	Wholesale	Retail	Other	Total

Net sales	— external customers	$296	$163	$13	$35	$—	$507
	— internal customers	24	—	1	—	(25)	—

	Total net sales	320	163	14	35	(25)	507
	Cost of product	254	105	7	24	(25)	365

	Gross profit	66	58	7	11	—	142
	Gross profit %	21%	36%	50%	31%	0%	28%
	Expenses:
	Selling, general and administrative	1	49	1	1	11	63
	Depreciation, depletion and amortization	28	5	5	—	2	40
	Asset impairment (note 3)	—	—	—	—	—	—
	Royalties and other taxes	3	2	—	—	—	5
	Other (income) expenses and Argentine charges	(5)	(5)	—	4	14	8

		27	51	6	5	27	116

	Earnings (loss) before interest expense and income taxes	$39	$7	$1	$6	$(27)	$26

		Twelve months ended December 31,

		2003

		North America		South America
		Wholesale	Retail	Wholesale	Retail	Other	Total

Net sales	— external customers	$1,377	$923	$107	$92	$—	$2,499
	— internal customers	88	—	9	—	(97)	—

	Total net sales	1,465	923	116	92	(97)	2,499
	Cost of product	1,106	642	34	75	(97)	1,760

	Gross profit	359	281	82	17	—	739
	Gross profit %	25%	30%	71%	18%	0%	30%
	Expenses:
	Selling, general and administrative	35	208	4	14	25	286
	Depreciation, depletion and amortization	99	18	15	1	7	140
	Asset impairment (note 3)	235	—	—	—	—	235
	Royalties and other taxes	11	5	—	—	1	17
	Other (income) expenses and Argentine charges	28	(14)	—	—	26	40

		408	217	19	15	59	718

	Earnings (loss) before interest expense and income taxes	$(49)	$64	$63	$2	$(59)	$21

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Twelve months ended December 31,

		2002

		North America		South America
		Wholesale	Retail	Wholesale	Retail	Other	Total

Net sales	— external customers	$1,094	$849	$60	$80	$—	$2,083
	— internal customers	78	—	4	—	(82)	—

	Total net sales	1,172	849	64	80	(82)	2,083
	Cost of product	976	593	28	50	(83)	1,564

	Gross profit	196	256	36	30	1	519
	Gross profit %	17%	30%	56%	38%	(1)%	25%
	Expenses:
	Selling, general and administrative	24	191	4	8	19	246
	Depreciation, depletion and amortization	102	20	18	1	7	148
	Asset impairment (note 3)	—	—	—	—	—	—
	Royalties and other taxes	13	5	—	—	1	19
	Other (income) expenses and Argentine charges	17	(12)	16	(4)	25	42

		156	204	38	5	52	455

	Earnings (loss) before interest expense and income taxes	$40	$52	$(2)	$25	$(51)	$64

AGRIUM INC.
Net Sales and Gross Profit by Operating Unit and Product Line
(Millions of U.S. dollars)
(Unaudited)

	Three months ended December 31,

	2003

				Tonnes (000’s)
	Net	Cost of	Gross			Margin
	Sales	Product	Profit	Sales	Inventory	($/Tonne)

North America Wholesale
Nitrogen
Ammonia	$130	$93	$37	485	176	$76
Urea	123	91	32	623	128	51
Nitrate and other	42	34	8	244	129	33

Total Nitrogen	295	218	77	1,352	433	57
Phosphate — Dry	61	52	9	277	40	32
Phosphate — Liquid	13	10	3	36	11	83
Potash	44	27	17	436	188	39
Sulphate and other products	17	13	4	114	115	35

	430	320	110	2,215	787	50

North America Retail
Fertilizers	97	74	23
Chemicals	56	27	29
Other products and services	23	11	12

	176	112	64
South America Wholesale
Nitrogen	30	8	22	153	43	144
Other products and services	1	1	—

	31	9	22
South America Retail
Fertilizers	21	19	2
Other products and services	9	4	5

	30	23	7
Other	(30)	(31)	1

Total	$637	$433	$204

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Three months ended December 31,

	2002

				Tonnes (000’s)
	Net	Cost of	Gross			Margin
	Sales	Product	Profit	Sales	Inventory	($/Tonne)

North America Wholesale
Nitrogen
Ammonia	$77	$70	$7	433	240	$16
Urea	99	83	16	704	141	23
Nitrate and other	29	25	4	216	219	19

Total Nitrogen	205	178	27	1,353	600	20
Phosphate — Dry	45	37	8	234	72	34
Phosphate — Liquid	16	12	4	46	10	87
Potash	38	22	16	370	195	43
Sulphate and other products	16	5	11	97	136	113

	320	254	66	2,100	1,013	31

North America Retail
Fertilizers	87	65	22
Chemicals	51	28	23
Other products and services	25	12	13

	163	105	58
South America Wholesale
Nitrogen	14	7	7	98	61	71
Other products and services	—	—	—

	14	7	7
South America Retail
Fertilizers	21	14	7
Other products and services	14	10	4

	35	24	11
Other	(25)	(25)	—

Total	$507	$365	$142

AGRIUM INC.
Net Sales and Gross Profit by Operating Unit and Product Line
(Millions of U.S. dollars)
(Unaudited)

	Twelve months ended December 31,

	2003

				Tonnes (000’s)
	Net	Cost of	Gross			Margin
	Sales	Product	Profit	Sales	Inventory	($/Tonne)

North America Wholesale
Nitrogen
Ammonia	$382	$286	$96	1,555	176	$62
Urea	423	323	100	2,220	128	45
Nitrate and other	168	136	32	981	129	33

Total Nitrogen	973	745	228	4,756	433	48
Phosphate — Dry	204	173	31	923	40	34
Phosphate — Liquid	57	44	13	167	11	78
Potash	160	99	61	1,662	188	37
Sulphate and other products	71	45	26	400	115	65

	1,465	1,106	359	7,908	787	45

North America Retail
Fertilizers	402	292	110
Chemicals	399	288	111
Other products and services	122	62	60

	923	642	281
South America Wholesale
Nitrogen	111	31	80	634	43	126
Other products and services	5	3	2

	116	34	82
South America Retail
Fertilizers	66	59	7
Other products and services	26	16	10

	92	75	17
Other	(97)	(97)	—

Total	$2,499	$1,760	$739

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Twelve months ended December 31,

	2002

				Tonnes (000’s)
	Net	Cost of	Gross			Margin
	Sales	Product	Profit	Sales	Inventory	($/Tonne)

North America Wholesale
Nitrogen
Ammonia	$242	$222	$20	1,543	240	$13
Urea	330	292	38	2,517	141	15
Nitrate and other	140	135	5	1,099	219	5

Total Nitrogen	712	649	63	5,159	600	12
Phosphate — Dry	187	161	26	976	72	27
Phosphate — Liquid	52	41	11	153	10	72
Potash	158	91	67	1,598	195	42
Sulphate and other products	63	34	29	397	136	73

	1,172	976	196	8,283	1,013	24

North America Retail
Fertilizers	366	265	101
Chemicals	361	266	95
Other products and services	122	62	60

	849	593	256
South America Wholesale
Nitrogen	61	26	35	517	61	68
Other products and services	3	2	1

	64	28	36
South America Retail
Fertilizers	53	31	22
Other products and services	27	19	8

	80	50	30
Other	(82)	(83)	1

Total	$2,083	$1,564	$519

AGRIUM INC.
Net Sales and Gross Profit by Market Destination
(Millions of U.S. dollars)
(Unaudited)

	Three months ended December 31,

	2003

	Net	Cost of	Gross	Gross	Tonnes	Margin
	Sales	Product	Profit	Profit %	(000’s)	($/Tonne)

North America
Nitrogen	$238	$187	$51	21%	1,046	$49
Phosphate	74	62	12	16%	313	38
Potash	34	22	12	35%	298	40
Sulphate and other products	13	10	3	23%	74	41
North America Retail	176	112	64	36%	—	—
Other	(28)	(30)	2	7%	—	—

	507	363	144	28%	1,731
International
Nitrogen	86	39	47	55%	459	102
Potash	10	5	5	50%	138	36
Sulphate and other products	5	5	—	0%	40	—
South America Retail	30	23	7	23%	—	—
Other	(1)	(2)	1	100%	—	—

	130	70	60	46%	637

Total	$637	$433	$204	32%	2,368

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Three months ended December 31,

	2002

	Net	Cost of	Gross	Gross	Tonnes	Margin
	Sales	Product	Profit	Profit %	(000’s)	($/Tonne)

North America
Nitrogen	$171	$151	$20	12%	1,069	$19
Phosphate	61	49	12	20%	280	43
Potash	29	18	11	38%	265	42
Sulphate and other products	14	4	10	71%	83	—
North America Retail	163	105	58	36%	—	—
Other	(24)	(24)	—	0%	—	—

	414	303	111	27%	1,697
International
Nitrogen	48	34	14	29%	382	37
Potash	9	4	5	56%	105	48
Sulphate and other products	2	1	1	50%	14	—
South America Retail	35	24	11	31%	—	—
Other	(1)	(1)	—	—	—	—

	93	62	31	33%	501

Total	$507	$365	$142	28%	2,198

	Twelve months ended December 31,

	2003

	Net	Cost of	Gross	Gross	Tonnes	Margin
	Sales	Product	Profit	Profit %	(000’s)	($/Tonne)

North America
Nitrogen	$775	$621	$154	20%	3,501	$44
Phosphate	261	217	44	17%	1,090	40
Potash	117	78	39	33%	1,092	36
Sulphate and other products	60	36	24	40%	298	81
North America Retail	923	642	281	30%	—	—
Other	(88)	(88)	—	0%	—	—

	2,048	1,506	542	26%	5,981
International
Nitrogen	309	155	154	50%	1,889	82
Potash	43	21	22	51%	570	39
Sulphate and other products	15	12	3	20%	102	29
South America Retail	92	75	17	18%	—	—
Other	(8)	(9)	1	13%	—	—

	451	254	197	44%	2,561

Total	$2,499	$1,760	$739	30%	8,542

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Twelve months ended December 31,

	2002

	Net	Cost of	Gross	Gross	Tonnes	Margin
	Sales	Product	Profit	Profit %	(000’s)	($/Tonne)

North America
Nitrogen	$567	$516	$51	9%	3,786	$14
Phosphate	239	202	37	15%	1,129	33
Potash	118	74	44	37%	1,110	40
Sulphate and other products	55	28	27	49%	317	—
North America Retail	849	593	256	30%	—	—
Other	(78)	(79)	1	1%	—	—

	1,750	1,334	416	24%	6,342
International
Nitrogen	206	159	47	23%	1,890	25
Potash	40	17	23	58%	488	48
Sulphate and other products	11	8	3	27%	80	—
South America Retail	80	50	30	38%	—	—
Other	(4)	(4)	—	—	—	—

	333	230	103	31%	2,458

Total	$2,083	$1,564	$519	25%	8,800